SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the Month of January, 2003
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F                 Form 40-F
                                                         X
                         ---------                 ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                       No
                                                       X
                            ---                       --

This Form 6-K consists of: A press release issued by Axcan Pharma Inc. on January 20, 2003, entitled "Axcan Acquire Delursan from Aventis. One step closer to its goal of becoming the GI leader in France."

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            AXCAN PHARMA INC.

Date: January 22, 2002              By:     /s/ Jean Vezina
                                            -------------------
                                            Name:    Jean Vezina
                                            Title:   Vice-President, Finance and
                                                     Chief Financial Officer

                                                     AXCAN PHARMA INC.
[AXCAN LOGO]
                                                     597, boul. Laurier
                                                     Mont-Saint-Hilaire (Quebec)
                                                     Canada J3H 6C4

                                                     Tel:  (450) 467-5138
                                                     1 (800) 565-3255
                                                     Fax:  (450) 464-9979

                                                     www.axcan.com

SOURCE:                                                        AXCAN PHARMA INC.

TSX SYMBOL (Toronto Stock Exchange):                                         AXP
Nasdaq SYMBOL (Nasdaq National Market):                                     AXCA

DATE:                                                           January 20, 2003
Press release for immediate distribution


                      AXCAN ACQUIRES DELURSAN FROM AVENTIS
         One step closer to its goal of becoming the GI leader in France

MONT SAINT-HILAIRE, Quebec - Axcan Pharma Inc. ("Axcan" or the "Company") announced today the acquisition of DELURSAN (ursodiol 250 mg tablets) from Aventis Phama S.A. ("Aventis") for the French market, for a cash purchase price of US$22.8 million. Axcan expects this acquisition to be immediately accretive and anticipates that it will generate in excess of 5 cents per share in additional earnings over the next 12 months.

The cash purchase price, which has been paid out of Axcan's working capital, represents a multiple of 2.8 times the US$8.0 million in net sales recorded by Aventis for DELURSAN during the past 12 months. DELURSAN, the market-leading ursodiol preparation in France, is indicated for the treatment of cholestatic liver diseases, including primary biliary cirrhosis, sclerosing cholangitis and liver disorders related to cystic fibrosis.

"We anticipate that this transaction will enable us to further leverage our French sales and marketing organization. In fiscal 2004, once all our European acquisitions are integrated, Axcan expects to record European sales in excess of US$45 million, which will represent a solid European business base," said Leon
F. Gosselin, President and Chief Executive Officer at Axcan. "We are already the market leader in North America, where we have been selling URSO 250 since 1997 and we will now hold a similar position in France. Taking this latest acquisition into account, Axcan will now generate more than US$50 million in free cash flow. Moreover, we have access to more than US$80 million in additional equity and debt financing, which will allow the Company to pursue market opportunities it has identified, mostly in North America," he concluded.

Axcan will host a conference call at 10:00 a.m. Eastern Time, on Monday, January 20, 2003. The telephone number to access the conference call is 1 (800) 814-4859. A replay of the call will be available until January 27. The telephone number to access the replay of the call is (416) 640-1917 code: 234183.

Interested parties may also access the conference call by way of web cast at www.axcan.com. The web cast will be archived for 90 days.

Axcan is a leading specialty pharmaceutical company involved in the field of gastroenterology. The Company markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the Nasdaq National Market under the symbol "AXCA".

Safe Harbor"  statement under the Private  Securities  Litigation  Reform Act of
--------------------------------------------------------------------------------
1995.
-----

To the extent any statements made in this release contain information that is not historical, including statements related to the expected benefits to Axcan of the DELURSAN acquisition, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

The name DELURSAN appearing in this press release is a registered trademark of Axcan Pharma Inc. and its subsidiaries.

                                      -30-

INFORMATION:               David W. Mims
                           Executive Vice President and Chief Operating Officer
                           Tel: (205) 991-8085

or                         Isabelle Adjahi
                           Director, Investor Relations
                           Axcan Pharma Inc.
                           Tel: (450) 467-2600 ext. 2000

                           www.axcan.com